Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-269514

July 17, 2023

Wells Fargo & Company

1,725,000 Depositary Shares, Each Representing a 1/25th Interest

in a Share of 7.625% Fixed Rate Reset Non-Cumulative Perpetual Class A Preferred Stock, Series EE

Issuer:	Wells Fargo & Company

Title of Securities:	Depositary Shares, each representing a 1/25th interest in a share of 7.625% Fixed Rate Reset Non-Cumulative Perpetual Class A Preferred Stock, Series EE

Size:	$1,725,000,000 (1,725,000 depositary shares)

Maturity:	Perpetual

Liquidation Preference Amount:	$25,000 per share of Series EE Preferred Stock (equivalent to $1,000 per depositary share)

Dividend Rate (Non-Cumulative):	Commencing September 15, 2023, at an annual rate equal to (i) 7.625% from, and including, July 24, 2023 to, but excluding, September 15, 2028 (the “first reset date”), and (ii) the five-year treasury rate as of the most recent reset dividend determination date plus 3.606% for each reset period, from, and including, the first reset date, commencing on December 15, 2028.

Dividend Payment Dates:	15th day of each March, June, September and December, commencing on September 15, 2023

Dividend Period:	The period from, and including, a dividend payment date to, but excluding, the next dividend payment date, except for the initial dividend period which will be the period from, and including, July 24, 2023 to, but excluding, September 15, 2023.

Reset Period:	The period from, and including, a reset date to, but excluding, the next succeeding reset date. For avoidance of doubt, the first reset period will be the period from, and including, the first reset date to, but excluding, September 15, 2033.

Reset Date:	The first reset date and each date falling on the fifth anniversary of the immediately preceding reset date, and no reset date, including the first reset date, will be adjusted due to the occurrence of a non-business day.

Reset Dividend Determination Date:	In respect of any reset period, the day that is three business days prior to the first day of such reset period, subject to adjustment by the calculation agent, as discussed in the prospectus supplement.

Calculation Agent:	The issuer will appoint a calculation agent prior to the first reset dividend determination date. An affiliate of the issuer may be appointed the calculation agent.

Optional Redemption:	On any dividend payment date on or after September 15, 2028, the Series EE Preferred Stock may be redeemed at the issuer’s option, in whole, or in part, at a redemption price equal to $25,000 per share (equivalent to $1,000 per depositary share), plus an amount equal to any declared and unpaid dividends up to the redemption date, without accumulation of any undeclared dividends. The Series EE Preferred Stock also may be redeemed at the issuer’s option in whole, but not in part, prior to September 15, 2028 upon the occurrence of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $25,000 per share (equivalent to $1,000 per depositary share), plus an amount equal to any declared and unpaid dividends up to the redemption date, without accumulation of any undeclared dividends. Neither the holders of Series EE Preferred Stock nor holders of depositary shares will have the right to require the redemption of the Series EE Preferred Stock.

Trade Date:	July 17, 2023

Settlement Date:	July 24, 2023 (T+5)

Price to Public:	$1,000.00 per depositary share

Underwriting Discount:	$10.00 per depositary share

Net Proceeds (before expenses) to Issuer:	$1,707,750,000

Sole Book Running Manager:	Wells Fargo Securities, LLC

Junior Lead Managers:	AmeriVet Securities, Inc.
CastleOak Securities, L.P.
Drexel Hamilton, LLC
R. Seelaus & Co., LLC

Senior Co-Managers:	Apto Partners, LLC
Loop Capital Markets LLC
MFR Securities, Inc.
Stern Brothers & Co.
Telsey Advisory Group LLC
BMO Capital Markets Corp.
Capital One Securities, Inc.
CIBC World Markets Corp.
Citizens Capital Markets, Inc.
M&T Securities, Inc.
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
nabSecurities, LLC
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
TD Securities (USA) LLC
Truist Securities, Inc.

Co-Managers:	Blaylock Van, LLC
CAVU Securities, LLC
Guzman & Company
Multi-Bank Securities, Inc.
Samuel A. Ramirez & Company, Inc.

Listing:	None

CUSIP/ISIN:                                                                                   95002YAA1/US95002YAA10

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or e-mailing: wfscustomerservice@wellsfargo.com.